[TURKCELL LETTERHEAD]








                                                              September 26, 2005





Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:      Turkcell Iletisim Hizmetleri A.S.
         Form 20-F for Fiscal Year Ended December 31, 2004
         Filed June 30, 2005
         File No. 1-15092



Dear Mr. Spirgel:

We received a copy of your letter dated August 22, 2005 regarding our Annual Report on Form 20-F for the year ended December 31, 2004, which has only now come to our attention after we received a call from Inessa Berenbaum on September 22, 2005. We are reviewing the comments in the letter and will respond as soon as practicable.


                                             Sincerely,

                                             /s/ Ekrem Tokay

                                             Ekrem Tokay
                                             Chief Financial Officer